Confirming Statement:

The reporting person, Paul E. Miller, has executed a power of attorney that authorizes and directes the following persons to file the Form on his behalf: Rhondda E.S. Grant, Donald J. DeGrandis, Maryse C. St. Laurent, Linda C. French, Tamara E.K. Shawa or Bruce D. Nysetvold. The power of attorney is on file with the Issuer, and it is dated October 2, 2003 and shall be in full force and effect until revoked.